EXHIBIT 4.4

AMENDMENT NO. 1 TO THE

CYTEC EMPLOYEES’ SAVINGS PLAN

The Cytec Employees’ Savings Plan (the “Plan”) is hereby amended as follows, effective as of December 31, 2007, unless otherwise indicated:

1. The Preamble to the Plan is hereby amended by adding the following paragraph to the end thereof:

“Each non-collectively bargained Employee who was actively employed or on a leave of absence on December 31, 2007, who was a participant in the Cytec Employees’ Savings and Profit Sharing Plan as of December 31, 2007, shall have the assets and liabilities attributable to their account under the Cytec Employees’ Savings and Profit Sharing Plan as of 11:59 p.m. on December 31, 2007 transferred to this Plan effective January 1, 2008.”

2. Section 1.33 of Article I is hereby deleted in its entirety and replaced with the following effective April 1, 2007:

“1.33 ‘Participant’ shall mean an Eligible Employee or former Eligible Employee who satisfied the criteria of Section 2.01 and has not taken a complete distribution of his or her Account under the Plan.”

3. Section 2.01 is hereby amended by adding the following to the end of the first paragraph thereof:

“Any non-collectively bargained Employee who was actively employed or on a leave of absence and was a participant in the Cytec Employees’ Savings and Profit Sharing Plan as of December 31, 2007 shall become a Participant in the Plan as of January 1, 2008.”

4. Section 7.01 is hereby deleted in its entirety and replaced with the following:

“Profit Sharing Contributions. The Employer shall make the following Profit-Sharing Contributions:

(a) General. The Employer shall make non-discretionary Profit Sharing Contributions for each Participant who satisfied the requirements of Article 2.01 without regard to whether the Employee makes any Employee Before-Tax Contributions or Employee After-Tax Contributions. Such non-discretionary Profit Sharing Contribution shall be equal to three percent (3%) of each Participant’s Earnings per payroll period.

(b) Transition Credit. The Employer shall make non-discretionary Profit Sharing Contributions to former participants in the Cytec Employees’ Savings and Profit Sharing Plan who i) became Participants in the Plan as of January 1, 2008 pursuant to Article 2.01 herein, and ii) had a minimum of ten (10) Years of Service as of December 31, 2007 (such contribution, a “Transition Credit”); provided, however, no Transition Credit shall be contributed for any Participant with respect to such Participant’s Earnings for any period after such Participant became a participant in the Cytec Executive Supplemental Employee Retirement Plan. For purposes of this paragraph, a “Year of Service” means a Year of Service as defined in the Cytec Employees’ Savings and Profit Sharing Plan on December 31, 2007. Transition Credits shall be equal to a percentage of a Participant’s Earnings per payroll period, as set forth in the chart below. Effective January 1, 2008, such Transition Credits shall be paid for all or any portion of the following ten (10) calendar years (including 2008) that the Participant continues to be employed [without a break in service?] by the Employer:

Participant’s age as of December 31, 2007	Transition Credits (% of a Participant’s Earnings per payroll)
Below age 35	1.0%
35-39	2.5%
40-44	4.0%
45-49	5.5%
50-54	7.0%
55-59	8.5%
60 and above	10.0%

For the purpose of clarity, a Participant’s Transition Credit percentage shall not increase each year, but shall be set for the duration of the ten year Transition Credit period based on the Participant’s age as of December 31, 2007.”

IN WITNESS WHEREOF, the Company hereby executes and adopts this Amendment No. 1 to the Plan this 31st day of December, 2007.

Corporate Seal	CYTEC INDUSTRIES INC.

	By:	/s/ Joseph E. Marosits
Joseph E. Marosits
Vice President of Human Resources

	By:	/s/ Roy Smith
Roy Smith
Vice President & General Counsel